Canada Goose Reports Second Quarter Fiscal 2026 Results
Momentum continues with DTC comparable sales growth1 of 10%, 3 consecutive quarters of positive growth

Toronto – November 6, 2025 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today financial results for the second quarter of fiscal 2026 ended September 28, 2025. All amounts are in Canadian dollars unless otherwise indicated.
“Our second quarter results reflect strong DTC performance and positive comparable sales growth - clear proof our strategy is working,” said Dani Reiss, Chairman and CEO of Canada Goose. “We’re exactly where we planned to be, investing with intention, elevating our product offering, brand and consumer experiences, and entering peak season with confidence.”

Second Quarter Fiscal 2026 Business Highlights
Notable highlights from our second quarter included the following:
•Launched our Fall/Winter 2025 collection, showcasing style-forward storytelling framed through a modern urban perspective, elevating our hero products with bold designs and seasonal relevance.
•Strengthened our global brand cultural resonance through purposeful partnerships. Our collaboration with NBA MVP and Champion, Shai Gilgeous-Alexander, fused sport, style, and heritage, and the appointment of acclaimed actor Hsu Kuang-Han as Global Brand Ambassador has deepened engagement across Asia Pacific, particularly in Mainland China.
•Continued to expand and elevate our store footprint. We relocated our Paris store to Champs-Élysées where consumers can find a new elevated design, a vault showcasing iconic products, and curated selections from our Canada Goose art collection. We also opened 1 new store in the quarter, bringing the total permanent store count to 77.

Second Quarter Financial Highlights2
All Year-Over-Year Comparisons Unless Otherwise Noted
▪Total revenue increased 1.8% to $272.6m, down 0.8% on a constant currency basis3.
•DTC revenue increased 21.8% to $126.6m, or up 20.5% on a constant currency basis3 driven by DTC comparable sales growth of 10.2% and revenue from non-comparable stores. Performance was driven by a combination of sharper DTC execution, a stronger mix of in-season product newness and more consistent marketing.
•Wholesale revenue decreased 1.0% to $135.9m, or 4.8% on a constant currency basis3. The decrease is in line with revenue in the comparative quarter.
•Other revenue decreased 62.0% to $10.1m, or 63.2% on a constant currency basis3 due to lower number of Friends & Family events as planned and employee sales.
1 DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
2 Comparisons to second quarter ended September 29, 2024.
3 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.

▪Gross profit increased 3.7% to $170.1m. Gross margin for the quarter was 62.4% compared to 61.3% in the second quarter of fiscal 2025 primarily due to a higher proportion of DTC revenue, partially offset by higher product costs and product mix.
▪Selling, general and administrative (SG&A) expenses were $187.7m, compared to $162.5m in the prior year period. The increase in SG&A was primarily driven by store execution ahead of peak season, including labor and training, expansion of the global retail network and our planned increase in marketing spend with Fall/Winter 2025 campaigns.
▪Operating loss was $17.6m, compared to operating income of $1.6m in the prior year period.
▪Net loss attributable to shareholders was $15.2m, or $0.16 per basic and diluted share, compared with a net income attributable to shareholders of $5.4m, or $0.06 per basic and diluted share in the prior year period.
▪Adjusted EBIT4 was negative $14.2m, compared to positive $2.5m in the prior year period.
▪Adjusted net loss attributable to shareholders4 was ($13.3)m, or ($0.14) per basic and diluted share, compared with an adjusted net income attributed to shareholders of $5.2m, or $0.05 per basic and diluted share in the prior year period.

Balance Sheet Highlights
Inventory of $460.7m for the second quarter ended September 28, 2025 was down 3% year-over-year, reflecting higher demand and our continued proactive approach to managing inventory over the past year. Inventory turnover was flat.
The Company ended the second quarter of fiscal 2026 with net debt4 of $707.1m, compared to $826.4m at the end of the second quarter of fiscal 2025. This reduction was mainly due to disciplined working capital management, cash generated from operating activities in recent quarters and lower borrowings from our credit facilities compared to the previous year. During the quarter, the Company executed an amendment to refinance its existing term loan facility, resulting in a total principal amount outstanding of USD300 million with an interest rate of SOFR plus 3.50%, and a maturity date of August 23, 2032.

Director Retirement and Resignation
The Company also announced today that Stephen Gunn has retired and resigned from its Board of Directors. Mr. Gunn joined the Company’s Board of Directors in 2017 and served as a member of the Company’s Audit Committee. Effective as of October 1, 2025, Belinda Wong, an independent member of the Company’s Board of Directors, has been designated as an “audit committee financial expert” and has been appointed to the Audit Committee of the Board of Directors. Effective upon Mr. Gunn’s resignation as a director, the size of the Company’s Board of Directors went from ten to nine directors.

Early Renewal of Normal Course Issuer Bid

The Company further announced today that its renewed normal course issuer bid (the “NCIB”) will commence on November 10, 2025, following the early termination of its current normal course issuer bid. The Toronto Stock Exchange (“TSX”) has approved purchases for cancellation of up to 4,578,677 subordinate voting shares of Canada Goose over the twelve-month period commencing on November 10, 2025 and ending no later than November 9, 2026. This represents approximately 10% of the 45,786,775 subordinate voting shares comprising the public float (the “Public Float”) determined in accordance with TSX requirements as at October 27, 2025. As at October 27, 2025, there were 46,066,744 subordinate voting shares issued and outstanding. The Company’s current normal course issuer bid commenced on November 22, 2024 for a 12-month period that would have ended November 21, 2025 for a maximum of 4,556,841 subordinate voting shares. No subordinate voting shares were purchased under the current normal course issuer bid. As permitted by the TSX, the current normal course issuer bid will terminate early on November 9, 2025, the day prior to the effective date of the NCIB.

4 Adjusted EBIT, adjusted net (loss) income attributable to shareholders of the Company, and net debt are non-IFRS financial measures, and adjusted net (loss) income per basic share attributable to the shareholders of the Company is a non-IFRS financial ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.

Canada Goose currently believes that the purchase of the Company’s subordinate voting shares under the NCIB is an appropriate and desirable use of available excess cash on hand, as part of its broader capital allocation strategy.
The NCIB will be conducted through the facilities of the TSX and the New York Stock Exchange (“NYSE”) or alternative trading systems in Canada and the United States, if eligible, and will conform to their regulations. Subordinate voting shares will be acquired under the NCIB at the market price plus brokerage fees. Purchases under the NCIB will be made by means of open market transactions or such other means as a securities regulatory authority may permit. In the event that the Company acquires subordinate voting shares by other means as a securities regulatory authority may permit, the purchase price of the subordinate voting shares may be different than the market price of the subordinate voting shares at the time of the acquisition. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order. Furthermore, under the NCIB, Canada Goose may make, once per week, a block purchase (as such term is defined in the TSX Company Manual) at market price, in accordance with TSX rules. Canada Goose will otherwise be allowed to purchase daily, through the facilities of the TSX, a maximum of 58,127 subordinate voting shares representing 25% of the average daily trading volume of 232,510 subordinate voting shares, as calculated per the TSX rules for the six-month period starting on May 1, 2025 and ending on October 31, 2025.

In connection with the NCIB, the Company also re-entered into an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB, allowing for the purchase of subordinate voting shares under the NCIB at times when Canada Goose would ordinarily not be permitted to purchase its securities due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, before entering into a blackout period, the Company may, but is not required to, instruct the designated broker to make purchases under the NCIB in accordance with certain purchasing parameters. Such purchases will be made by the designated broker based on such purchasing parameters, without further instructions by Canada Goose, in compliance with the rules of the TSX, applicable securities laws and the terms of the ASPP. The ASPP has been pre-cleared by the TSX and will be implemented concurrently with the initiation of the NCIB.

Pursuant to exemptive relief granted by the Ontario Securities Commission (“OSC”) to the Company on January 24, 2025, Canada Goose is allowed to purchase up to 10% of its Public Float through the facilities of the NYSE and other U.S.-based trading systems as part of any NCIB implemented in the 36 months following the date of the decision, and will therefore not be limited on such trading platforms to purchasing 5% of its outstanding subordinate voting shares at the beginning of any 12-month period as Canadian securities laws would otherwise provide. A copy of the decision from the OSC has been filed under Canada Goose’s SEDAR+ profile at www.sedarplus.ca.

Conference Call Information
The Company will host the conference call at 8:30 a.m. EDT on November 6, 2025. The conference call can be accessed by using the following link: https://events.q4inc.com/attendee/375665815. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.
About Canada Goose
Canada Goose is dedicated to empowering discovery and pushing boundaries in design, functionality, and style. Inspired by our Canadian heritage, we craft high-performance outerwear, apparel, footwear, and accessories that elevate craftsmanship and embrace individuality. Rooted in resilience and driven by a pioneering spirit, we embolden explorers to thrive in all environments while preserving the planet they roam. For more information, visit www.canadagoose.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws, including statements relating to the execution of our business strategy and our expected operating performance and prospects. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and international trade environment and their evolution, as well as the other risk factors that are discussed under “Cautionary Note regarding

Forward-Looking Statements” and “Factors Affecting our Performance” in our Management's Discussion and Analysis ("MD&A") as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 30, 2025. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available on SEDAR+ at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.
Although we base the forward-looking statements contained in this press release on assumptions that we believe are reasonable, we caution readers that actual results and developments (including our results of operations, financial condition and liquidity, the achievement of our targets, goals and commitments, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this press release. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this press release. In addition, even if results and developments are consistent with the forward-looking statements contained in this press release, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this press release may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements. You should read this press release and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this press release (or as of the date specifically indicated therein), and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
Investors: ir@canadagoose.com
Media: media@canadagoose.com

Condensed Consolidated Interim Statements of (Loss) Income
(in millions of Canadian dollars, except per share amounts)

	Second quarter ended		Two quarters ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
	$	$	$	$
Revenue	272.6	267.8	380.4	355.9
Cost of sales	102.5	103.7	144.1	139.2
Gross profit	170.1	164.1	236.3	216.7
Selling, general & administrative expenses	187.7	162.5	412.6	312.0
Operating (loss) income	(17.6)	1.6	(176.3)	(95.3)
Net interest, finance and other costs	11.5	8.5	16.9	11.7
Loss before income taxes	(29.1)	(6.9)	(193.2)	(107.0)
Income tax recovery	(11.7)	(13.2)	(50.3)	(39.3)
Net (loss) income	(17.4)	6.3	(142.9)	(67.7)

Attributable to:
Shareholders of the Company	(15.2)	5.4	(140.4)	(72.0)
Non-controlling interest	(2.2)	0.9	(2.5)	4.3
Net (loss) income	(17.4)	6.3	(142.9)	(67.7)

(Loss) earnings per share attributable to shareholders of the Company
Basic	$(0.16)	$0.06	$(1.45)	$(0.74)
Diluted[1]	$(0.16)	$0.06	$(1.45)	$(0.74)
1Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the weighted average daily closing share price for the period was lower than the exercise price. Accordingly, for the second and two quarters ended September 28, 2025, 2,149,295 and 1,791,337 respectively, potentially dilutive shares have been excluded from the calculation of diluted loss per share because their effect was anti-dilutive (second and two quarters ended September 29, 2024 - 1,456,274 and 1,294,234 shares, respectively).

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
(in millions of Canadian dollars, except per share amounts)

	Second quarter ended		Two quarters ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
	$	$	$	$
Net (loss) income	(17.4)	6.3	(142.9)	(67.7)

Other comprehensive (loss) income
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation	(0.2)	(0.7)	(0.2)	(0.7)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain	8.5	12.1	21.6	17.5
Net loss on derivatives designated as cash flow hedges	(5.5)	(7.9)	(7.2)	(9.0)
Reclassification of net gain on cash flow hedges to income	(0.6)	—	(0.5)	(0.1)
Other comprehensive income	2.2	3.5	13.7	7.7
Comprehensive (loss) income	(15.2)	9.8	(129.2)	(60.0)

Attributable to:
Shareholders of the Company	(12.8)	8.7	(126.3)	(64.5)
Non-controlling interest	(2.4)	1.1	(2.9)	4.5
Comprehensive (loss) income	(15.2)	9.8	(129.2)	(60.0)

Condensed Consolidated Interim Statements of Financial Position
(in millions of Canadian dollars)

	September 28, 2025	September 29, 2024	March 30, 2025
Assets	$	$	$
Current assets		Reclassified	Reclassified
Cash	94.2	68.8	334.4
Trade receivables	155.4	151.3	98.0
Inventories	460.7	473.4	384.0
Income taxes receivable	34.7	19.0	10.2
Other current assets	70.4	66.9	63.8
Total current assets	815.4	779.4	890.4

Deferred income taxes	140.6	136.8	95.7
Property, plant and equipment	166.8	165.0	161.6
Intangible assets	129.9	133.9	131.9
Right-of-use assets	280.9	286.2	280.2
Goodwill	72.0	71.7	72.0
Other long-term assets	1.2	1.9	0.1
Total assets	1,606.8	1,574.9	1,631.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	228.2	163.6	186.7
Provisions	43.3	44.9	40.1
Income taxes payable	25.4	23.6	28.6
Short-term borrowings	45.0	109.8	4.3
Current portion of lease liabilities	89.3	83.1	83.9
Total current liabilities	431.2	425.0	343.6

Provisions	16.4	14.9	16.0
Deferred income taxes	12.5	13.0	20.8
Revolving Facility	7.4	60.5	—
Term Loan	408.6	385.7	407.7
Lease liabilities	243.8	254.8	246.9
Other long-term liabilities	50.6	52.1	40.3
Total liabilities	1,170.5	1,206.0	1,075.3

Equity
Equity attributable to shareholders of the Company	423.8	357.9	541.2
Non-controlling interests	12.5	11.0	15.4
Total equity	436.3	368.9	556.6
Total liabilities and equity	1,606.8	1,574.9	1,631.9

Condensed Consolidated Interim Statements of Cash Flows
(in millions of Canadian dollars)

	Second quarter ended		Two quarters ended
	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
	$	$	$	$
Operating activities
Net (loss) gain	(17.4)	6.3	(142.9)	(67.7)
Items not affecting cash:
Depreciation and amortization	31.7	32.2	62.9	64.9
Income tax expense	(11.7)	(13.2)	(50.3)	(39.3)
Interest expense	10.4	10.8	14.8	22.6
Foreign exchange loss (gain)	1.3	—	(2.1)	(1.9)
Loss on disposal of assets	0.4	0.4	0.6	0.4
Share-based payment	5.1	4.0	9.2	6.2
Remeasurement of put option	1.9	(1.2)	3.0	0.9
Remeasurement of contingent consideration	(0.8)	(1.1)	(0.9)	(11.8)
	20.9	38.2	(105.7)	(25.7)
Changes in non-cash operating items	(77.1)	(75.5)	(106.3)	(138.6)
Arbitration award (payment)	(43.8)	—	—	—
Income taxes paid	(6.9)	(1.9)	(29.2)	(7.3)
Interest paid	(8.4)	(11.2)	(16.9)	(21.7)
Net cash used in operating activities	(115.3)	(50.4)	(258.1)	(193.3)
Investing activities
Purchase of property, plant and equipment	(9.8)	(3.2)	(11.1)	(5.4)
Initial direct costs of right-of-use assets	(0.4)	—	(0.4)	(0.1)
Net cash used in investing activities	(10.2)	(3.2)	(11.5)	(5.5)
Financing activities
Mainland China Facilities borrowings	13.4	57.8	13.4	74.4
Japan Facility borrowings	20.0	15.2	28.5	26.0
Revolving Facility borrowings	8.0	6.6	8.0	60.9
Term Loan borrowings (repayments)	17.7	(1.0)	16.6	(2.0)
Transaction costs on financing activities	(6.6)	0.2	(6.6)	—
Principal payments on lease liabilities	(20.9)	(20.1)	(40.3)	(40.9)
Settlement of term loan derivative contracts	6.6	—	6.6	—
Net cash from financing activities	38.2	58.7	26.2	118.4
Effects of foreign currency exchange rate changes on cash	1.0	1.8	3.2	4.3
(Decrease) increase in cash	(86.3)	6.9	(240.2)	(76.1)
Cash, beginning of period	180.5	61.9	334.4	144.9
Cash, end of period	94.2	68.8	94.2	68.8

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net (loss) income attributable to shareholders of the Company, net debt, and constant currency revenue and certain non-IFRS ratios such as adjusted net (loss) income per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS Accounting Standards nor do they replace or supersede any standardized measure under IFRS Accounting Standards. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS financial measures to the nearest IFRS financial measure can be found in our MD&A for the second and two quarters ended September 28, 2025, under “Non-IFRS Financial Measures and Other Specified Financial Measures”. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” below.
This press release also includes references to DTC comparable sales (decline) growth which is a supplementary financial measure defined as a rate of (decline) growth of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net loss to adjusted EBIT and adjusted net (loss) income attributable to shareholders of the Company for the periods indicated, constant currency revenue to revenue across segments and geographies, and net debt for purposes of presenting its calculation.

	Second quarter ended		Two quarters ended
CAD $ millions	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Net (loss) income	(17.4)	6.3	(142.9)	(67.7)
Add (deduct) the impact of:
Income tax recovery	(11.7)	(13.2)	(50.3)	(39.3)
Net interest, finance and other costs	11.5	8.5	16.9	11.7
Operating (loss) income	(17.6)	1.6	(176.3)	(95.3)
Arbitration award (a)	—	—	43.8	—
Paola Confectii Earn-Out costs (b)	3.4	0.9	11.9	1.8
Total adjustments	3.4	0.9	55.7	1.8
Adjusted EBIT	(14.2)	2.5	(120.6)	(93.5)
Adjusted EBIT margin	(5.2)%	0.9%	(31.7)%	(26.3)%

	Second quarter ended		Two quarters ended
CAD $ millions	September 28, 2025	September 29, 2024	September 28, 2025	September 29, 2024
Net (loss) income	(17.4)	6.3	(142.9)	(67.7)
Add (deduct) the impact of:
Arbitration award (a)	—	—	43.8	—
Paola Confectii Earn-Out costs (b)	3.4	0.9	11.9	1.8
Japan Joint Venture remeasurement loss (gain) on contingent consideration and put option (c)	1.1	(2.3)	2.1	(10.9)
Unrealized foreign exchange loss (gain) on Term Loan (d)	0.2	(0.9)	(3.3)	0.8
	4.7	(2.3)	54.5	(8.3)
Tax effect of adjustments	—	—	(12.0)	(0.4)
Adjusted net (loss) income	(12.7)	4.0	(100.4)	(76.4)
Adjusted net (gain) loss attributable to non-controlling interest (e)	(0.6)	1.2	(1.1)	5.5
Adjusted net (loss) income attributable to shareholders of the Company	(13.3)	5.2	(101.5)	(70.9)

Weighted average number of shares outstanding
Basic	97,069,513	96,724,923	96,991,610	96,666,503
Diluted	97,069,513	98,181,197	96,991,610	96,666,503
Adjusted net (loss) income per basic share attributable to shareholders of the Company	$(0.14)	$0.05	$(1.05)	$(0.73)
Adjusted net (loss) income per diluted share attributable to shareholders of the Company	$(0.14)	$0.05	$(1.05)	$(0.73)
(a)During the first quarter ended June 29, 2025, an arbitration that took place in fiscal 2024 concluded between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable judgment against the Company with financial compensation to be awarded to the former supplier. As a result, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the interim statements of (loss) income. The award and legal costs were paid to the former supplier during the second quarter ended September 28, 2025.
(b)Estimated value of the remuneration payout, in connection with the Paola Confectii business combination (“Earn-Out”).
(c)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Company’s joint venture with Sazaby League (“Japan Joint Venture”). The Company recorded losses of $1.1m and $2.1m, respectively, on the fair value remeasurement of the contingent consideration and put option during the second and two quarters ended September 28, 2025 (second and two quarters ended September 29, 2024 - gains of $2.3m and $10.9m, respectively). These gains and losses are included in net interest, finance and other costs within the interim statements of (loss) income.
(d)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the interim statements of (loss) income.
(e)Calculated as net (loss) income attributable to non-controlling interest within the interim statements of (loss) income of $(0.6)m and $(1.1)m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the second and two quarters ended September 28, 2025 (second and two quarters ended September 29, 2024 - net income (loss) attributable to non-controlling interest of $1.2m and $5.5m, respectively).

Revenue By Segment

	Second quarter ended		$ Change			% Change
CAD $ millions	September 28, 2025	September 29, 2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	126.6	103.9	22.7	(1.4)	21.3	21.8%	20.5%
Wholesale	135.9	137.3	(1.4)	(5.2)	(6.6)	(1.0)%	(4.8)%
Other	10.1	26.6	(16.5)	(0.3)	(16.8)	(62.0)%	(63.2)%
Total revenue	272.6	267.8	4.8	(6.9)	(2.1)	1.8%	(0.8)%
Revenue by Geography

	Second quarter ended		$ Change			% Change
CAD $ millions	September 28, 2025	September 29, 2024	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Canada	58.0	57.7	0.3	—	0.3	0.5%	0.5%
United States	54.1	63.4	(9.3)	(0.9)	(10.2)	(14.7)%	(16.1)%
North America	112.1	121.1	(9.0)	(0.9)	(9.9)	(7.4)%	(8.2)%
Greater China[1]	51.8	46.4	5.4	0.1	5.5	11.6%	11.9%
Asia Pacific (excluding Greater China1)	27.5	19.7	7.8	—	7.8	39.6%	39.6%
Asia Pacific	79.3	66.1	13.2	0.1	13.3	20.0%	20.1%
EMEA[2]	81.2	80.6	0.6	(6.1)	(5.5)	0.7%	(6.8)%
Total revenue	272.6	267.8	4.8	(6.9)	(2.1)	1.8%	(0.8)%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
Indebtedness

CAD $ millions	September 28, 2025	September 29, 2024	$ Change	March 30, 2025	$ Change
Cash	94.2	68.8	25.4	334.4	(240.2)
Mainland China Facilities	(13.4)	(74.4)	61.0	—	(13.4)
Japan Facility	(28.5)	(31.4)	2.9	—	(28.5)
Revolving Facility	(8.0)	(61.3)	53.3	—	(8.0)
Term Loan	(418.3)	(390.2)	(28.1)	(412.4)	(5.9)
Lease liabilities	(333.1)	(337.9)	4.8	(330.8)	(2.3)
Net debt	(707.1)	(826.4)	119.3	(408.8)	(298.3)